SECOND QUARTER REPORT      June 30, 2006
Dear Shareholders:
Net income for the three months ended June 30, 2006 was $30 million or $0.13 per diluted share, compared with $41 million or $0.17 per diluted share during the same period in 2005. The 2006 results included a one-time non-cash adjustment for a change in Canadian tax legislation of $18 million or $0.07 per diluted share. Prior to this adjustment, net income was $48 million or $0.20 per diluted share.
For the three months ended June 30, 2006, funds from operations totaled $106 million or $0.45 per diluted share, up from $101 million or $0.43 per diluted share during the same period in 2005. Funds from operations and gains for the three months ended June 30, 2006 was $120 million or $0.51 per diluted share, as the second quarter of 2006 included a $14 million gain representing the company’s portion of a $56 million total gain on the disposition of eight non-strategic properties acquired with the O&Y portfolio in the fourth quarter of 2005.
Net income for the six months ended June 30, 2006 was $79 million or $0.34 per diluted share, compared with $84 million or $0.35 per diluted share during the same period in 2005. The 2006 results included a one-time non-cash adjustment for a change in Canadian tax legislation of $18 million or $0.07 per diluted share. Prior to this adjustment, net income was $97 million or $0.41 per diluted share.
For the six months ended June 30, 2006, funds from operations totaled $209 million or $0.89 per diluted share, up from $200 million or $0.85 per diluted share during the same period in 2005. Funds from operations and gains for the six months ended June 30, 2006 was $253 million or $1.08 per diluted share, as the first quarter of 2006 included a gain of $30 million on the disposition of the Trade Center Denver and the second quarter of 2006 included a $14 million gain representing the company’s portion of a $56 million total gain on the disposition of eight non-strategic properties acquired with the O&Y portfolio in the fourth quarter of 2005.
Commercial property net operating income, including fees, for the second quarter of 2006 was $179 million, up from $162 million for the second quarter of 2005. Commercial property net operating income for the six months ended June 30, 2006 was $351 million, up from $328 million for the same period in 2005.
Residential development operations contributed $31 million of net operating income in the second quarter of 2006, up from $24 million in the second quarter of 2005. Residential development operations contributed $56 million of net operating income in the first six months of 2006, up from $37 million in the same period of 2005.
SIGNIFICANT EVENTS OF THE SECOND QUARTER
Brookfield Properties signed a definitive agreement to acquire Trizec Properties and Trizec Canada which have a combined equity value of approximately $4.8 billion. The Trizec portfolio consists of 61 high-quality office properties totaling 40 million square feet in nine U.S. markets including the gateway cities of New York City, Washington, D.C., and Los Angeles. Under the terms of Brookfield Properties’ joint venture with The Blackstone Group, an entity to be jointly owned by Brookfield Properties and Blackstone will acquire all of the outstanding shares of common stock of Trizec Properties that are not currently owned by Trizec Canada at $29.01 per share in cash. In addition, Brookfield Properties will acquire all of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada at US$30.97 per share in cash. The additional $1.96 cash consideration per Trizec Canada share reflects the value of Trizec Canada’s net assets beyond its approximately 38% interest in Trizec Properties. Brookfield Properties’ share of the transaction’s equity following syndication to institutional partners is expected to be approximately $400 million.
Prior to the closing of the acquisition, Blackstone or other parties are expected to acquire most of the properties located in Atlanta, Dallas, West Los Angeles, Chicago, Charlotte and Minneapolis. The remaining portfolio, approximately 26 million square feet, will be managed by Brookfield Properties and Blackstone, pursuant to separate management agreements. Brookfield Properties will primarily manage and operate 20 million square feet of properties located in New York, Washington, D.C., downtown Los Angeles and Houston, markets in which Brookfield Properties has current operations, or are consistent with its financial services, government and energy market strategy. Blackstone will primarily manage and operate the balance of the properties, anticipated to be 6 million square feet, in West Los Angeles, San Diego and New York City.
The boards of directors of Trizec Properties and Trizec Canada have separately approved the merger and arrangement agreement and have recommended the approval of the transaction by their respective stockholders. The transaction is expected to close in the fourth quarter of 2006.
Launched the three-phase, 2.6 million square foot Bay Adelaide Centre development in Toronto with the signing of a long-term lease with KPMG to anchor Bay Adelaide West, the 1.1 million square foot, 50-story office tower located on the northeast corner of Bay and Adelaide Streets. Occupancy of Bay Adelaide Centre West is expected in 2009. Floor plates vary from 23,850 to 25,270 square feet. Hard and soft construction costs are estimated at C$300 million. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential. Brookfield Properties is commencing development approximately nine months after acquiring full ownership and control of the Bay Adelaide Centre site. Brookfield Properties initially acquired a 50% interest in the site in 2001 with existing infrastructure in place. Bay Adelaide Centre is the first new development in Toronto’s financial core since Brookfield Properties completed BCE Place in 1992.
Launched the Bankers Court development project in Calgary with 87% pre-leasing commitments in place. Bankers Court is a 265,000 square foot, 15-story building adjacent to the company’s 2.7 million square foot Bankers Hall complex. Compton Petroleum Corp has signed a lease for 130,000 square feet and the law firm Fraser Milner has signed a 101,000 square foot lease. Bankers Court is scheduled for completion in 2008. Total costs are estimated to be C$110 million. Brookfield Properties and British Columbia Investment Management Corporation (bcIMC) each own 50 percent of Bankers Hall and will co-own the Bankers Court development.
Acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for $15 million in a joint venture agreement with ING Clarion, subsequent to the second quarter. Construction on a 322,000 square foot building is scheduled to commence in the fall of 2006.
Completed the acquisition of 601 and 701 South 12th Street, Arlington, VA, in the Pentagon City submarket of Washington, D.C. for $230 million. The property is comprised of two 12-story office buildings that total 540,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration.
Completed the acquisition of the remaining 75% interest in Hudson’s Bay Centre, Toronto, for C$112.5 million. The 1.1 million square foot mixed-use complex is located in the heart of the Yorkville shopping and entertainment district.
Completed the sale of eight non-core assets in Calgary and Winnipeg. The Brookfield Properties Canadian office fund, which includes the CPP Investment Board, sold eight office properties, totaling approximately one million square feet, which were acquired in 2005 with the O&Y portfolio. Proceeds for these transactions totaled approximately C$245 million prior to selling costs and repayment of debt. The Canadian office fund also completed the sale of O&Y Enterprise, a third-party management business acquired with the O&Y portfolio.
OPERATING HIGHLIGHTS
Brookfield Properties leased 925,000 square feet of space across the portfolio during the second quarter of 2006, excluding 481,000 square feet of leasing for new developments. Highlights include:
Calgary
•	An eight-year renewal and expansion with Nabors Drilling for 52,000 square feet at Altius Centre

•	A new ten-year lease with Crescent Point Resources for 40,000 square feet in Petro Canada Centre

•	A six-year renewal with Parlee McLaws for 31,500 square feet in Petro Canada Centre

•	A new seven-year lease with Petro Canada for 23,000 square feet at Petro Canada Centre
New York
•	An 18-year expansion of Cadwalader Wickersham & Taft for 55,000 square feet at One World Financial Center

•	A ten-year lease with Bearing Point for 54,000 square feet at Three World Financial Center
Boston
•	A 10-year extension with Sovereign Bank for 45,000 square feet at 75 State Street
Washington, D.C.
•	A new three-year lease with Boston Consulting Group for 33,000 square feet at One Bethesda Center
Brookfield Properties’ residential development operations contributed $31 million of net operating income in the second quarter of 2006, and a total of $56 million of net operating income for the first sixth months of 2006, outperforming 2005 by 29% for the second quarter and 51% for the first six months of the year. With approximately 42,000 lots held for development and 3,700 lots under

2	Q2/2006 Interim Report

development in Alberta, Ontario, Colorado and Texas, the company expects residential development operations to continue to benefit from its large inventory of relatively low-cost land.
OUTLOOK
With the launch of our Bay Adelaide and Bankers Court development sites, coupled with the pending completion of the Trizec merger, we continue to execute our growth strategy of advancing our new office developments and acquiring premier office portfolios by investing our liquidity alongside institutional partners.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO
July 31, 2006

Brookfield Properties Corporation	3

Portfolio by City
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. Our portfolio comprises 58 commercial properties totaling 47 million square feet and ten development properties totaling over eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Denver, Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City, and BCE Place in Toronto.
United States

								Brookfield
							Effective	Properties’
	Number					Leasable	Ownership	Effective
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

New York
World Financial Center
One	1	87.0	1,520	50	58	1,628	100	1,628
Two	1	100.0	2,455	36	—	2,491	100	2,491
Three	1	79.0	1,179	—	53	1,232	100	1,232
Four	1	100.0	1,711	43	48	1,802	51	918
Retail		70.4	—	171	122	293	100	293
One Liberty Plaza	1	95.0	2,194	20	—	2,214	100	2,214
245 Park Avenue	1	99.5	1,630	62	—	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	—	1,094	100	1,094
Development
401 West 31st Street	1	—	2,500	—	—	2,500	100	2,500

	8	94.9	14,278	387	281	14,946		13,233
Boston
53 State Street	1	86.9	1,091	29	41	1,161	51	592
75 State Street	1	100.0	742	25	235	1,002	51	511

	2	92.2	1,833	54	276	2,163		1,103
Washington, D.C.
1625 Eye Street	1	96.2	374	12	185	571	100	571
701 9th Street	1	100.0	340	24	183	547	100	547
Potomac Tower	1	100.0	236	—	203	439	100	439
One Bethesda Center	1	88.4	151	17	—	168	100	168
601 & 701 South 12th Street	2	100.0	540	—	—	540	100	540

	6	98.0	1,641	53	571	2,265		2,265
Denver
Republic Plaza
Office	1	88.1	1,247	45	503	1,795	100	1,795
Development	2	—	1,300	—	—	1,300	100	1,300

	3	88.1	2,547	45	503	3,095		3,095
Minneapolis
33 South Sixth Street	2	86.6	1,082	370	325	1,777	100	1,777
Dain Plaza	2	88.9	593	442	196	1,231	100	1,231

	4	87.6	1,675	812	521	3,008		3,008

Subtotal United States	23	93.5	21,974	1,351	2,152	25,477		22,704

4	Q2/2006 Interim Report

Canada

								Brookfield
							Effective	Properties’
	Number					Leasable	Ownership	Effective
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

Toronto
BCE Place
Bay Wellington Tower	1	93.9	1,299	41	—	1,340	100	1,340
TD Canada Trust Tower	1	98.7	1,126	17	—	1,143	50	572
Retail and parking	1	99.1	—	114	689	803	70	563
22 Front Street	1	99.2	137	8	—	145	100	145
First Canadian Place	1	94.6	2,380	231	170	2,781	25	695
Exchange Tower	1	94.5	963	66	131	1,160	50	580
105 Adelaide	1	100.0	177	7	49	233	100	233
Atrium on Bay	1	81.9	914	137	190	1,241	50	621
Hudson Bay Centre	1	88.6	536	261	295	1,092	100	1,092
2 Queen St. E	1	96.8	448	16	81	545	25	136
Queen’s Quay Terminal	1	91.6	428	75	—	503	100	503
151 Yonge St.	1	94.2	289	10	72	371	25	93
18 King St. E	1	98.1	219	10	23	252	25	63
2 St. Clair Ave. W	1	90.7	220	12	68	300	25	75
HSBC Building	1	98.9	188	6	31	225	100	225
40 St. Clair Ave. W	1	96.6	117	5	27	149	25	37
Developments
Bay Adelaide Centre	3	—	2,600	—	—	2,600	100	2,600
BCE Place III	1	—	800	—	—	800	65	520

	20	93.4	12,841	1,016	1,826	15,683		10,093
Calgary
Bankers Hall	3	99.4	1,943	225	525	2,693	50	1,347
Petro Canada Centre	2	100.0	1,707	25	220	1,952	50	976
5th Avenue Place	2	99.9	1,428	49	206	1,683	50	842
Gulf Canada Square	1	99.2	1,052	73	20	1,145	25	286
Altius Centre	1	99.6	303	3	71	377	25	94
Development
Bankers Court	2	—	500	—	—	500	50	250

	11	99.7	6,933	375	1,042	8,350		3,795
Ottawa
Place de Ville I	2	99.7	569	18	502	1,089	25	272
Place de Ville II	2	98.5	591	19	433	1,043	25	261
Jean Edmonds Towers	2	100.0	538	13	95	646	25	161
2204 Walkley	1	100.0	104	—	—	104	25	26
2200 Walkley	1	100.0	55	—	—	55	25	14
Development
Place de Ville III	1	—	500	—	—	500	25	125

	9	99.4	2,357	50	1,030	3,437		859
Other Commercial
Royal Centre, Vancouver	1	95.5	493	95	265	853	100	853
Canadian Western Bank, Edmonton	1	94.8	370	35	91	496	25	124
Enbridge Tower, Edmonton	1	98.3	178	4	30	212	25	53
4342 Queen Street, Niagara Falls	1	82.9	149	—	60	209	25	52
Other	1	96.0	71	3	—	74	100	74

	5	94.3	1,261	137	446	1,844		1,156

Subtotal Canada	45	96.1	23,392	1,578	4,344	29,314		15,903

Total portfolio	68	94.9	45,366	2,929	6,496	54,791		38,607

Less: non-controlling interests								(2,091)

Brookfield’s net effective ownership								36,516

Brookfield Properties Corporation	5

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	7

PART II – FINANCIAL STATEMENT ANALYSIS	10

PART III – RISKS AND UNCERTAINTIES	29

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	34
FORWARD-LOOKING STATEMENTS
This interim report to shareholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

6	Q2/2006 Interim Report

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2006 includes material information up to July 31, 2006. The financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$”.
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) during the three and six month periods ended June 30 of the past two years as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which begin on page 36 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. We use net operating income and funds from operations to assess the operating results of the company, as net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 22 and a full reconciliation from net income to funds from operations on page 21. Net operating income and funds from operations are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other real estate companies. Additional information, including our Annual Report and Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. At June 30, 2006, the book value of Brookfield Properties’ assets was $10.1 billion. During the three months ended June 30, 2006 we generated $30 million of net income ($0.13 per share) and $106 million of funds from operations ($0.45 per share). During the six months ended June 30, 2006, we generated $79 million of net income ($0.34 per share) and $209 million of funds from operations ($0.89 per share). Including the gain of $14 million in the second quarter of 2006, funds from operations was $120 million ($0.51 per share) and $253 million ($1.08 per share) for the three and six months ended June 30, 2006, respectively.
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$423	$362	$819	$697
Net income	30	41	79	84
Net income per share — basic	0.13	0.18	0.34	0.36
Net income per share — diluted	0.13	0.17	0.34	0.35
Funds from operations	106	101	209	200
Funds from operations per share — diluted	0.45	0.43	0.89	0.85

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Total assets	$10,079	$9,513
Commercial properties	7,862	7,430
Commercial property debt	5,584	5,216
Shareholders’ equity	1,929	1,943

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. At June 30, 2006, our portfolio consisted of 58 commercial properties totaling 47 million square feet and ten development properties totaling over eight

Brookfield Properties Corporation	7

million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Denver, Toronto, Calgary and Ottawa.
The following table summarizes our investment by market:

			Brookfield
		Leasable	Properties’			Net Book
	Number of	Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)	(Millions)

New York, New York(1)	7	12,446	10,733	$3,850	$3,349	$501
Boston, Massachusetts	2	2,163	1,103	348	157	191
Washington, D.C.	6	2,265	2,265	683	451	232
Denver, Colorado	1	1,795	1,795	267	170	97
Toronto, Ontario	16	12,283	6,973	1,527	773	754
Calgary, Alberta	9	7,850	3,545	544	392	152
Ottawa, Ontario	8	2,937	734	97	49	48
Minneapolis, Minnesota	4	3,008	3,008	426	179	247
Other	5	1,844	1,156	120	64	56

	58	46,591	31,312	$7,862	$5,584	$2,278
Office development sites	10	8,200	7,295	260	—	260

Total	68	54,791	38,607	$8,122	$5,584	$2,538

(1)	Includes corporate debt of $601 million
We intend to continue our strategy of concentrating operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, Government of Canada, Bank of Montreal, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. A detailed list of major tenants is included in Part III of this MD&A which deals with “Risks and Uncertainties” commencing on page 29.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration of their leases, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.
Following is the breakdown of lease maturities by market with associated expiring rental rates:

				New York/Boston/			Toronto/Calgary/			Denver/Minneapolis/
	Total Portfolio			Washington, D. C.			Ottawa			Other
			Net			Net			Net
			Rate			Rate			Rate			Net Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	2,065	5.1		803	5.1		719	3.8		543	10.5
Remainder 2006	551	1.4	$19	190	1.2	$26	273	1.4	$17	88	1.7	$12
2007	1,003	2.5	18	135	0.9	21	642	3.3	19	226	4.4	13
2008	2,986	7.5	16	568	3.6	27	1,900	9.9	13	518	10.0	12
2009	1,781	4.4	15	204	1.3	26	1,231	6.4	16	346	6.7	7
2010	3,003	7.5	25	698	4.4	38	1,977	10.3	22	328	6.3	9
2011	3,143	7.8	25	628	4.0	42	2,294	12.0	18	221	4.3	14
2012	2,234	5.6	20	660	4.2	20	1,303	6.8	21	271	5.2	17
2013 & beyond	23,330	58.2	29	11,860	75.3	38	8,833	46.1	19	2,637	50.9	11
Parking	6,495	—	—	1,128	—	—	3,898	—	—	1,469	—	—

	46,591	100.0	$25	16,874	100.0	$36	23,070	100.0	$19	6,647	100.0	$11

Weighted average market net rent			$27			$35			$22			$15

8	Q2/2006 Interim Report

COMMERCIAL DEVELOPMENT
We hold interests in over eight million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when significant pre-leasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets.
The following table summarizes our commercial development projects at June 30, 2006:

		Number	Number
	Location	of Sites	of Properties	Ownership	Sq. Ft.

New York, New York 401 West 31st St.	Ninth Avenue across from Moynihan Train Station	1	1	100%	2,500,000

Toronto, Ontario Bay Adelaide Centre	Bay and Adelaide Streets	1	3	100%	2,600,000
BCE Place III	Third phase of BCE Place project	1	1	65%	800,000

Calgary, Alberta Bankers Court	East and West Parkades adjacent to Bankers Hall	1	2	50%	500,000

Ottawa, Ontario Place de Ville III	Third phase of Place de Ville project	1	1	25%	500,000

Denver, Colorado 425 15th St.	One block from Republic Plaza	1	1	100%	800,000
Tremont Garage	One block from Republic Plaza	1	1	100%	500,000

Total		7	10		8,200,000

Residential Development
Our wholly-owned subsidiaries, Carma Inc., Carma Developers LP and Brookfield Homes (Ontario) Limited, develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in four markets: Alberta, Ontario, Colorado and Texas. Most of the land holdings were purchased in the mid-1990’s and, as a result, have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise. We acquire land only if we believe that it will provide a minimum return on invested capital.
We classify our residential and development business into three categories, land held for development, land under development and housing inventory. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads and parks. Included in housing inventory is construction costs.
The following table summarizes our residential development inventory at June 30, 2006:

	Under Development		Housing Inventory		Held for Development
		Book Value		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Units	(Millions)	Number of Lots	(Millions)

Alberta	2,433	$179	547	$28	24,892	$165
Ontario	334	8	220	26	8,685	46
Colorado	781	22	—	—	5,142	54
Texas	157	4	—	—	3,413	19

Total	3,705	$213	767	$54	42,132	$284

Brookfield Properties Corporation	9

PART II – FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $10.1 billion at June 30, 2006 compared with $9.5 billion at December 31, 2005. The increase is primarily attributable to the acquisition of three properties in the greater Washington, D.C. area as well as the continued expansion of our residential land development operations. The following is a summary of our assets:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Commercial properties	$7,862	$7,430
Development properties	811	615
Receivables and other	1,002	955
Restricted cash and deposits	290	316
Cash and cash equivalents	114	64
Marketable securities	—	58
Assets held for sale	—	75

Total	$10,079	$9,513

COMMERCIAL PROPERTIES
Commercial properties (including assets held for sale) increased to $7,862 at June 30, 2006 from $7,505 at December 31, 2005 due to the acquisitions of One Bethesda and 601 & 701 South 12th Street in the greater Washington, D.C area in the first and second quarter of 2006, respectively, as well as the purchase of the remaining 75% interest in Hudson’s Bay Centre in Toronto in the second quarter of 2006. These increases were offset by the disposition of the Trade Center in Denver in the first quarter of 2006 and the sale of eight of the properties from the O&Y portfolio in the second quarter of 2006.
The consolidated carrying value of our North American properties is approximately $251 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’
	Leasable Area	Owned Interest	Jun. 30, 2006	Dec. 31, 2005(1)
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	12,446	10,733	$3,850	$3,824
Boston, Massachusetts	2,163	1,103	348	325
Washington, D.C.	2,265	2,265	683	395
Denver, Colorado	1,795	1,795	267	344
Toronto, Ontario	12,283	6,973	1,527	1,399
Calgary, Alberta	7,850	3,545	544	570
Ottawa, Ontario	2,937	734	97	100
Minneapolis, Minnesota	3,008	3,008	426	429
Other	1,844	1,156	120	119

Total	46,591	31,312	$7,862	$7,505

(1)	Includes $75 million of assets held for sale at December 31, 2005
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs during the three and six months ended June 30, 2006 totaled $16 million and $38 million, respectively, compared with the $47 million and $81 million expended during the same periods in 2005. The decrease was a result of tenant improvements incurred on the lease-up of space at Three World Financial Center in 2005.

10	Q2/2006 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Leasing commissions	$8	$5	$10	$6
Tenant improvements	8	42	28	75

Total	$16	$47	$38	$81

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Due to the relatively recent construction and major renovation of our core properties, as well as high-quality construction standards, our recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures for the three and six months ended June 30, 2006 totaled $6 million and $9 million, respectively, compared with $5 million and $7 million during the same periods in 2005. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Revenue enhancing	$2	$3	$3	$5
Non-revenue enhancing	4	2	6	2

Total	$6	$5	$9	$7

ASSETS HELD FOR SALE
In the fourth quarter of 2005, the World Trade Center Denver (“WTD”) met the criteria for being classified as held for sale. As a result, the 2005 comparative balance sheet includes $75 million of assets and $51 million of liabilities as held for sale in connection with this property. The disposition of WTD was completed in January 2006.
In the second quarter of 2006, we sold eight of our assets that were purchased in the O&Y portfolio in the fourth quarter of 2005. The results of operations of these properties, as well as WTD and the Colorado State Bank Building (which was sold in the fourth quarter of 2005) have been classified as discontinued operations on our consolidated statement of income. Refer to page 27 for further details.
DEVELOPMENT PROPERTIES
Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in our residential development business. The total book value of this development land and infrastructure was $811 million at June 30, 2006, an increase of $196 million from $615 million at December 31, 2005. The increase is primarily attributable to the expansion of our residential development business.
The components of our development properties are as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Commercial developments	$260	$224
Residential development	551	391

Total	$811	$615

Brookfield Properties Corporation	11

Commercial developments
The details of the commercial development property portfolio are as follows:

	Buildable
(Millions, except square feet)	Sq. Ft.	Jun. 30, 2006	Dec. 31, 2005

Bay Adelaide Centre, Toronto	2,600,000	$217	$191
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Court, Calgary	500,000
Place de Ville III, Ottawa	500,000
425 15th Street, Denver	800,000
Tremont Garage, Denver	500,000

	5,600,000	43	33

Total	8,200,000	$260	$224

Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With approximately 8.2 million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns are adequate and significant pre-leasing of space has been achieved. Subsequent to the quarter, we began development on Phase I of our Bay Adelaide Centre project and announced the commencement of development on our Bankers Court project.
The details of our development and redevelopment expenditures on commercial development properties are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Construction costs	$—	$4	$2	$14
Interest capitalized	5	3	9	8
Property taxes and other	2	—	3	4

Total	$7	$7	$14	$26

Residential development
Our land development operations are primarily focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado; and Austin, Texas. The book value of these investments at June 30, 2006 was $551 million, compared with $391 million at the end of 2005. The increase was attributable to additional land acquisitions and increased work in progress on costs incurred during the year offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Under development	$213	$120
Housing inventory	54	46
Held for development	284	225

Total	$551	$391

The details of the residential development land under development, housing inventory and held for development are as follows:

	Number of Lots		Book Value (Millions)
	Jun. 30,		Jun. 30,
Under Development	2006	Dec. 31, 2005	2006	Dec. 31, 2005

Alberta	2,433	2,348	$179	$90
Ontario	334	269	8	9
Colorado	781	729	22	19
Texas and other	157	158	4	2

Total	3,705	3,504	$213	$120

12	Q2/2006 Interim Report

	Number of Units		Book Value (Millions)
	Jun. 30,		Jun. 30,
Housing Inventory	2006	Dec. 31, 2005	2006	Dec. 31, 2005

Alberta	547	365	$28	$23
Ontario	220	228	26	23

Total	767	593	$54	$46

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005

Alberta	24,892	24,943	4,420	4,428	$165	$156
Ontario	8,685	6,983	1,739	1,364	46	39
Colorado	5,142	2,931	1,533	548	54	23
Texas and other	3,413	1,859	800	541	19	7

Total	42,132	36,716	8,492	6,881	$284	$225

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased 5% to $1,002 million at June 30, 2006 from $955 million at December 31, 2005 primarily due to the value of intangible assets acquired with commercial properties and the expansion of our land and housing business. In September 2003, the CICA issued EIC 140 “Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination” in which the Emerging Issues Committee of the CICA concluded that an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases, based on their fair value that the enterprise acquires in connection with the real estate property. Accordingly, we assessed the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market leases, origination costs, and other identified intangible assets and assumed liabilities, and have allocated $169 million (December 31, 2005 — $125 million) to tenant relationships and above market leases in connection with acquisitions since September 2003, including the O&Y acquisition and the recent acquisitions in the greater Washington, D.C. area.
The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Receivables	$330	$371
Real estate mortgages	86	86
Residential receivables and other assets	242	219
Intangible assets	169	125
Prepaid expenses and other assets	175	154

Total	$1,002	$955

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $290 million from $316 million in 2005. The decrease is primarily a result of the reinvestment of restricted cash held in a depository account that was used in the purchase of 601 & 701 South 12th Street into our Washington, D.C. portfolio. Included in restricted cash and deposits is $255 million (December 31, 2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007.
CASH AND MARKETABLE SECURITIES
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities.
As at June 30, 2006, cash balances increased to $114 million from $64 million at December 31, 2005 as marketable securities of $58 million were disposed of for the acquisition of the remaining 75% interest in Hudson’s Bay Centre which closed in the second quarter of 2006.
Cash and cash equivalents included $31 million of short-term deposits at June 30, 2006 (December 31, 2005 – nil).

Brookfield Properties Corporation	13

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $10.1 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ are as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Liabilities Commercial property debt	$5,584	$5,216
Accounts payable and other liabilities	773	626
Future income tax liability	246	188
Liabilities related to assets held for sale	—	51
Capital securities	1,137	1,101
Non-controlling interests	69	59
Preferred equity — subsidiaries	341	329
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,884	1,898

Total	$10,079	$9,513

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $5.6 billion at June 30, 2006, compared with $5.2 billion at December 31, 2005. The increase is due to additional corporate borrowing as well as new property debt on 601 & 701 South 12th Street and Hudson’s Bay Centre, offset by principal amortization. Commercial property debt at June 30, 2006 had an average interest rate of 6.6% and an average term to maturity of nine years. Predominantly all of our commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.
Our bank credit facility is in the form of a three-year revolving facility totaling $350 million. The facility has a floating interest rate of LIBOR + 110 basis points and was drawn in the amount of $322 million as at June 30, 2006 (December 31, 2005 — $274 million).
As at June 30, 2006, we had approximately $636 million (December 31, 2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. The composition of this debt is as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Line of credit	$280	$50
Property specific debt	177	175
Class AAA series E capital securities	179	172

Total	$636	$397

Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $8 million and $12 million for the three and six months ended June 30, 2006, respectively, compared to $3 million and $5 million for the same periods in 2005, and was recorded at the exchange amount.

14	Q2/2006 Interim Report

The details of commercial property debt at June 30, 2006 are as follows:

				Brookfield
				Properties’
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

Atrium on Bay	Toronto	5.48	2006	$36	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	244	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.89	2007	109	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	5.73	2008	67	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	114	Non-recourse, fixed rate
One World Financial Center	New York	6.33	2009	300	Recourse, floating rate
First Canadian Place	Toronto	8.06	2009	64	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	241	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	404	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	68	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	58	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	633	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	324	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	314	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	160	Non-recourse, fixed rate
601 South 12th Street	Washington	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington	5.42	2013	43	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	128	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	45	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	71	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	96	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	82	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	86	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	4.55	2012	101	Non-recourse, floating rate
Corporate credit facilities	—			602	Recourse, floating rate
O&Y portfolio debt	—			145	Various terms
Development and other debt	—			199	Various terms

Total		6.60%		$5,584

(1) Included in restricted cash and deposits is $255 of securities to match interest and principal payments on this commercial property debt
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted
				Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Jun. 30, 2006

Remainder 2006	$84	$108	$192	5.1%
2007	219	422	641	6.9%
2008	460	180	640	6.4%
2009	225	663	888	6.5%
2010	186	4	190	6.5%
2011 and thereafter	—	3,033	3,033	6.5%

Total	$1,174	$4,410	$5,584	6.6%

Brookfield Properties Corporation	15

The most significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003, and refinanced in 2005, in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. We expect to refinance this facility in the future with long-term, fixed-rate debt.
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
		Less Than
(Millions)	Total	One Year	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$5,584	$192	$1,281	$1,078	$3,033
Residential development debt	212	165	37	10	—
Capital securities(1)	958	—	—	178	780
Interest expense(2)
Commercial property debt	2,334	290	553	447	1,044
Capital securities(1)	421	38	154	93	136

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
Additionally, we have properties situated on land held under leases or other agreements largely expiring on or before the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $959 million in total on an undiscounted basis.
CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
We conduct our operations through entities that are fully or proportionately consolidated in the financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnification and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 18 to the consolidated interim financial statements.
On June 5, 2006, the company signed a definitive agreement (the “Merger Agreement”) to acquire all of the shares of Trizec Properties, Inc. (“Trizec”), a publicly-traded U.S. office REIT, and Trizec Canada Inc., a Canadian company that holds, among other assets, an approximate 38% stake in Trizec, which have a combined equity value of approximately $4.8 billion. The boards of directors of Trizec Properties and Trizec Canada have separately approved the Merger Agreement and have recommended the approval of the transaction by their respective stockholders. The transaction is expected to close in the fourth quarter of 2006.
In connection with the Merger Agreement, Brookfield Properties has agreed unconditionally to guarantee the prompt and complete payment and performance when required of all other obligations of the Brookfield Properties affiliates that arise under the Merger Agreement, in an amount not to exceed, $1.1 billion. The guarantee is not subject to an escrow of any funds supporting it and will terminate on the earlier of (a) the closing of the merger and payment of all obligations due by such affiliates under the Merger Agreement at such time, or (b) termination of the Merger Agreement by mutual written consent.
Trizec cannot seek specific performance to require the Brookfield Properties affiliates to complete the Mergers, and Trizec’s sole and exclusive remedy for the failure of the Brookfield Properties affiliates to complete the mergers is to seek damages up to the amount of the $1.1 billion guarantee.
If all other closing conditions have been satisfied or waived but the Brookfield Properties affiliates fail to obtain adequate financing to complete the mergers, such failure will constitute a breach of its covenants under the Merger Agreement. In that event, so long as the Trizec Parties and Trizec Canada are not in material breach of each of their respective obligations under the Merger Agreement, Trizec and Trizec Canada would be entitled to terminate the Merger Agreement and receive from the Brookfield Properties affiliates an amount equal to all reasonable expenses incurred by Trizec and Trizec Canada in connection with the proposed transactions, up to $15.5 million for Trizec and $9.5 million for Trizec Canada. In addition, Trizec may take legal action against the Brookfield Properties affiliates to seek damages of up to a maximum of $1.1 billion less the amount of any actual expense reimbursements that Trizec and Trizec Canada have received under a guarantee provided by the Brookfield Properties affiliates of such amount.

16	Q2/2006 Interim Report

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $773 million at June 30, 2006, compared with $626 million at December 31, 2005. The increase is partially due to new land development debt, which totaled $212 million at June 30, 2006 compared with $158 million at December 31, 2005. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 6.1% June 30, 2006 (2005 - 5.0%). The balance of the change is due to additional accrued interest as a result of higher debt balances.
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Accounts payable and accrued liabilities	$315	$227
Residential payables and accrued liabilities	104	115
Land development debt	212	158
Intangible liabilities	142	126

Total	$773	$626

FUTURE INCOME TAXES
At June 30, 2006, we had a future income tax liability of $246 million compared to $188 million at December 31, 2005, an increase of $52 million, primarily reflecting the utilization of tax losses and a change in Canadian tax legislation in 2006.

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Future income tax liabilities related to difference in tax and book basis, net	$586	$541
Future income tax assets related to non-capital losses and capital losses	(340)	(353)

Total	$246	$188

CAPITAL SECURITIES
Pursuant to CICA Handbook section 3861, “Financial Instruments – Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “capital securities.”
We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	70% of bank prime	$179	$172
Class AAA Series F	8,000,000	6.00%	179	172
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	179	173
Class AAA Series I	8,000,000	5.20%	179	172
Class AAA Series J	8,000,000	5.00%	179	172
Class AAA Series K	6,000,000	5.20%	132	130

Total			$1,137	$1,101

For redemption dates, refer to Note 11 of the consolidated interim financial statements
NON-CONTROLLING INTERESTS
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our interests in our New York, Boston and Washington, D.C. assets.

Brookfield Properties Corporation	17

The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Jun. 30, 2006	Dec. 31, 2005

Common shares of BPO Properties	11.0%	$57	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$69	$59

PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $341 million of preferred equity outstanding at June 30, 2006 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by our subsidiaries:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Jun. 30, 2006	Dec. 31, 2005

BPO Properties
	1,805,489	Series G	70% of bank prime	$40	$39
	3,816,527	Series J	70% of bank prime	85	82
	300	Series K	30-day BA + 0.4%	134	129
	2,847,711	Series M	70% of bank prime	64	62
	800,000	Series N	30-day BA + 0.4%	18	17

Total				$341	$329

During the three and six months ended June 30, 2006, dividends of $4 million and $7 million, respectively, were paid on preferred shares issued by our subsidiaries, compared with $2 million and $4 million during the same periods in 2005.
PREFERRED EQUITY — CORPORATE
At June 30, 2006 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form.
During the three and six months ended June 30, 2006, we paid preferred dividends of nil and $1 million, respectively, compared with nil and $1 million during the same periods in 2005.
COMMON EQUITY
As at June 30, 2006, we had 231,373,839 issued and outstanding common shares. On a diluted basis, we had 236,412,366 common shares outstanding, calculated as follows:

	Jun. 30, 2006	Dec. 31, 2005

Common shares outstanding	231,373,839	231,209,625
Unexercised options	5,038,527	4,641,961

Common shares outstanding — diluted(1)	236,412,366	235,851,586

Common shares repurchased	—	2,693,500

(1)	Includes all potential common shares at June 30, 2006 and December 31, 2005

18	Q2/2006 Interim Report

The diluted book value per common share at June 30, 2006 was $8.35, consistent with December 31, 2005. While we repurchased no common shares during the three or six months ended June 30, 2006, since the inception of the normal course issuer bid in 1999, we have repurchased approximately 21 million shares at an average price of $14.97 per share on a post-split adjusted basis.
At June 30, 2006, the book value of our common equity was $1.9 billion, compared with a market equity capitalization of approximately $7.4 billion, calculated as total common shares outstanding multiplied by $32.17, the closing price per common share on the New York Stock Exchange on June 30, 2006.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards, which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover, and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured up to 70% loan-to-appraised value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Brookfield Properties Corporation	19

OPERATING RESULTS
NET INCOME
Our net income for the three and six months ended June 30, 2006 was $30 million ($0.13 per diluted share) and $79 million ($0.34 per diluted share), respectively, compared to $41 million ($0.17 per diluted share) and $84 million ($0.35 per diluted share) during the same periods in 2005. The net decrease quarter over quarter is largely a result of:
•	An increase in income tax expense of $17 million ($0.07 per diluted share) primarily related to a change in Canadian tax legislation in the second quarter of 2006 for $18 million;

•	an increase in interest expense of $12 million ($0.05 per diluted share) related to additional corporate borrowings as well as interest carry on the O&Y Portfolio and the recent acquisitions of One Bethesda and 601 & 701 South 12th Street;

•	an increase in general and administrative expense of $3 million ($0.01 per diluted share) due to recent acquisitions;

•	an increase in depreciation and amortization expense of $11 million ($0.05 per diluted share) related to the O&Y acquisition as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street, offset by;

•	$11 million gain ($0.05 per diluted share), net of tax, on the sale of eight properties from the O&Y portfolio during the second quarter of 2006;

•	$17 million of growth ($0.07 per diluted share) from commercial property operating income, primarily as a result of the O&Y acquisition, the acquisitions of One Bethesda and 601 & 701 South 12th Street in the first and second quarters of 2006, respectively, and the purchase of the remaining 75% interest in Hudson’s Bay Centre in the second quarter of 2006 and;

•	$7 million of growth ($0.03 per diluted share) from our residential development operations which continues to benefit from the low interest rate environment and strong demand in the North American housing market;
Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$423	$362	$819	$697

Net operating income
Commercial property operations	$179	$162	$351	$328
Residential development operations	31	24	56	37
Interest and other income	8	10	21	21

	218	196	428	386

Expenses
Interest	93	81	181	160
General and administrative	14	11	29	22
Non-controlling interests expense	6	5	10	8

Funds from operations(1)	105	99	208	196
Depreciation and amortization	51	40	96	75
Future income taxes	36	19	63	39

Net income from continuing operations	18	40	49	82
Discontinued operations(2)	12	1	30	2

Net income	$30	$41	$79	$84

Net income per share — diluted
Continuing operations	$0.08	$0.16	$0.21	$0.34
Discontinued operations	0.05	0.01	0.13	0.01

	$0.13	$0.17	$0.34	$0.35

Funds from operations per share — diluted
Continuing operations	$0.45	$0.42	$0.89	$0.83
Property disposition gains	0.06	—	0.19	—
Discontinued operations	—	0.01	—	0.02

	$0.51	$0.43	$1.08	$0.85

(1)	Represents funds from continuing operations

(2)	Refer to page 27 for further details on discontinued operations

20	Q2/2006 Interim Report

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2006	2005	2006	2005

Net income from continuing operations	$18	$40	$49	$82
Preferred share dividends	—	—	(1)	(1)

Net income from continuing operations available to common shareholders	$18	$40	$48	$81

Net income	$30	$41	$79	$84
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$30	$41	$78	$83

Weighted average shares outstanding — basic	231.4	232.2	231.3	232.6
Unexercised options	1.9	2.8	1.9	2.4

Weighted average shares outstanding — diluted	233.3	235.0	233.2	235.0

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Net income(1)	$30	$41	$79	$84
Depreciation and amortization(2)	51	41	96	77
Future income taxes(3)	39	19	78	39

Funds from operations and gains	$120	$101	$253	$200
Property disposition gain	(14)	—	(44)	—

Funds from operations	$106	$101	$209	$200

(1)	Included in net income is $12 million and $30 million of income from discontinued operations for the three and six months ended June 30, 2006, respectively (2005 — $1 million and $2 million, respectively)

(2)	Includes depreciation and amortization from discontinued operations of $1 million and $2 million for the three and six months ended June 30, 2005, respectively

(3)	Includes future income taxes from discontinued operations of $3 million and $15 million for the three and six months ended June 30, 2006, respectively
After providing for preferred share dividends, our funds from operations per diluted share is calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2006	2005	2006	2005

Funds from operations	$106	$101	$209	$200
Preferred share dividends	—	—	(1)	(1)

	$106	$101	$208	$199

Weighted average shares outstanding	233.3	235.0	233.2	235.0
Funds from operations per share	$0.45	$0.43	$0.89	$0.85

Funds from operations increased 5% to $0.45 per share during the three months ended June 30, 2006 compared with $0.43 per share during the same period in 2005. Funds from operations increased 5% to $0.89 per share during the six months ended June 30, 2006 compared with $0.85 per share during the same period in 2005.

Brookfield Properties Corporation	21

REVENUE
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Commercial property operations
Revenue from continuing operations	$296	$262	$582	$519
Recurring fee income	7	4	13	9
Non-recurring fee income	2	—	2	2
Revenue from discontinued operations	2	5	4	10

Total commercial property revenue	307	271	601	540
Revenue from residential land development operations	108	81	197	136

Revenue from commercial property and residential land development operations	415	352	798	676
Interest and other	8	10	21	21

Total	$423	$362	$819	$697

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income contributed $179 million and $351 million during the three and six months ended June 30, 2006, respectively, compared with $162 million and $328 million during the same periods in 2005.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Commercial property operations
Revenue from current properties	$293	$257	$575	$509
Straight-line rental income	3	5	7	10

Revenue from continuing operations	296	262	582	519
Recurring fee income	7	4	13	9
Non-recurring fee income	2	—	2	2

Commercial property operations	305	266	597	530
Property operating costs	(126)	(104)	(246)	(202)

Commercial property net operating income	$179	$162	$351	$328

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Commercial property operations
Net operating income – same property	$154	$158	$308	$319
Net operating income – properties acquired	16	—	28	—
Recurring fee income	7	4	13	7
Non-recurring fee income	2	—	2	2

Commercial property net operating income	$179	$162	$351	$328

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $307 million and $601 million during the three and six months ended June 30, 2006, respectively, compared with $271 million and $540 million during the same periods in 2005. The increases are primarily a result of the O&Y acquisition as well as the recent acquisitions in our Washington, D.C. portfolio.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and six months ended June 30, 2006, $3 million and $7 million, respectively, of straight-line rental revenue was recognized, as compared to $5 million and $10 million during the same periods in 2005.

22	Q2/2006 Interim Report

Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $126 million and $246 million during the three and six months ended June 30, 2006, respectively, as compared to $104 million and $202 million during the same periods in 2005. The primary reason for the increase was the expansion of our portfolio with the acquisition of the O&Y portfolio in the fourth quarter of 2005, as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington D.C. in 2006. For the six months ended June 30, 2006, these acquisitions accounted for approximately $20 million of the increase. The balance of the change is a result of inflationary pressures. As a result of world events over the past few years, premiums for insurance have increased substantially for all property owners and utility costs have generally increased by 10% due to the increased gas and electricity costs.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently leasing activity is the principal contributor to the change in same property net operating income. During the first half of 2006, occupancy increased due to lease-ups in Toronto, Calgary and Washington, D.C. as compared to the same period in 2005, but was offset by a decrease in straight-line rental revenue recognized. At June 30, 2006, average in-place net rents throughout the portfolio decreased to $24 per square foot as compared to $25 per square foot at June 30, 2005.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at June 30, 2006:

	Gross	Avg.	Avg. In-place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	2,786	18	$39	$60
Lower Manhattan	9,660	8	32	25
Boston, Massachusetts	2,163	6	29	32
Washington, D.C.	2,265	13	29	40
Denver, Colorado	1,795	5	15	15
Toronto, Ontario	12,283	7	23	23
Calgary, Alberta	7,850	7	18	28
Ottawa, Ontario	2,937	4	11	14
Minneapolis, Minnesota	3,008	8	9	14
Other	1,844	10	10	16

Total(1)	46,591	9	$24	$27

(1)	Excludes developments
Our total portfolio occupancy rate increased by 90 basis points to 94.9% at June 30, 2006 compared with 94.0% at June 30, 2005 primarily due to the acquisitions of the O&Y portfolio, One Bethesda and 601 & 701 South 12th Street, as well as the continuing lease-up of 1625 Eye Street in Washington, D.C.
A summary of occupancy levels at June 30 in each of the past two years is as follows:

	June 30, 2006		June 30, 2005
	Total		Total
	Square	%	Square	%
(Thousands of square feet)	Feet	Leased	Feet	Leased

New York, New York	12,446	94.9	12,453	93.6
Boston, Massachusetts	2,163	92.2	2,163	98.6
Washington, D.C.	2,265	98.0	1,557	94.3
Denver, Colorado	1,795	88.1	3,017	86.9
Toronto, Ontario	12,283	93.4	7,882	93.5
Calgary, Alberta	7,850	99.7	6,331	99.3
Ottawa, Ontario	2,937	99.4	—	—
Minneapolis, Minnesota	3,008	87.6	3,008	89.3
Other	1,844	94.3	926	92.2

Total(1)	46,591	94.9	37,337	94.0

(1)	Excludes developments

Brookfield Properties Corporation	23

During the six months ended June 30, 2006, we leased 1.9 million square feet of space, approximately three times the amount of space contractually expiring. This included 1.1 million square feet of new leases and 0.8 million square feet of renewals.
The details of our leasing activity for the first half of 2006 are as follows:

	December 31, 2005		Activities during the six months ended June 30, 2006							June 30, 2006
				Accelerated	Expiring		Leasing	Acq.
(Thousands of sq. ft.)	GLA(1)	Leased	Expiries	Expiries	Net Rent	Leasing	Net Rent	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,777	—	(17)		17		—	2,786	2,777
Lower Manhattan	9,667	9,057	(168)	(53)		211		—	9,660	9,047
Boston, Massachusetts	2,163	2,013	(14)	(99)		116		—	2,163	2,016
Washington, D.C.	1,557	1,542	—	(33)		33		689	2,265	2,231
Denver, Colorado	2,605	2,334	(10)	(4)		35		(714)	1,795	1,641
Toronto, Ontario	12,278	11,591	(249)	(387)		643		—	12,283	11,598
Calgary, Alberta	8,936	8,865	(37)	(578)		640		(1,064)	7,850	7,826
Ottawa, Ontario	2,935	2,930	(4)	(1)		2		—	2,937	2,927
Minneapolis, Minnesota	3,008	2,708	(67)	(1)		59		—	3,008	2,699
Other	2,095	1,971	(31)	(69)		102		(209)	1,844	1,764

Total	48,030	45,788	(580)	(1,242)	$17	1,858	$24	(1,298)	46,591	44,526

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and capital available to reinvest in other assets at higher returns. The acquisition of the O&Y Portfolio as well as One Bethesda and 601 & 701 South 12th Street in greater Washington, D.C. contributed an additional $28 million to net operating income in 2006.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 47,000 units in over 250 condominium corporations. Brookfield Properties LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 80 million square feet of premises for major corporations and government, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
The details of our fee income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Property management, leasing, project management and other fees	$3	$1	$6	$2
Brookfield Residential Services Ltd. fees	3	2	6	4
Brookfield LePage Johnson Controls	1	1	1	3

Total	$7	$4	$13	$9

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

24	Q2/2006 Interim Report

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in four markets: Alberta, Ontario, Colorado and Texas. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $31 million and $56 million of income during the three and six months ended June 30, 2006, as compared to $24 million and $37 million during the same periods in 2005. These increases are due to an increase in operating margins which is attributable to the low cost basis of our land inventory offset by a decrease in volume due to longer housing build-out times. Due to labor and material shortages, it is taking longer to complete homes and home builders are not exhausting inventory levels as quickly as they were this time last year.
The components of residential development net operating income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Sales revenue	$108	$81	$197	$136
Operating costs	(77)	(57)	(141)	(99)

Total	$31	$24	$56	$37

Lot sales for the three and six months ended June 30 over the past two years and the related revenue received are as follows:

	Lot sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended June 30	2006	2005	2006	2005	2006	2005

Alberta	517	771	$62	$44	$120	$57
Colorado	2	26	—	2	—	77
Other(1)	—	—	—	5	—	—

Total	519	797	$62	$51	$120	$64

(1)	Represents $5 million earned on the completion of all outstanding commitments related to a previous development in Florida

	Lot sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Six months ended June 30	2006	2005	2006	2005	2006	2005

Alberta	1,194	1,320	$121	$81	$101	$61
Colorado	33	47	2	3	61	64
Other(1)	—	—	—	5	—	—

Total	1,227	1,367	$123	$89	$100	$65

(1) Represents $5 million earned on the completion of all outstanding commitments related to a previous development in Florida
Home sales for the three and six months ended June 30 over the past two years and the related revenue received are as follows:

	Home sales		Home Sales Revenue		Average Home Sales
	(Units)		(Millions)		Revenue (Thousands)
Three months ended June 30	2006	2005	2006	2005	2006	2005

Alberta	130	152	$22	$22	$169	$145
Ontario	96	37	24	8	250	216

Total	226	189	$46	$30	$204	$159

	Home sales		Home Sales Revenue		Average Home Sales
	(Units)		(Millions)		Revenue (Thousands)
Six months ended June 30	2006	2005	2006	2005	2006	2005

Alberta	243	250	$41	$36	$169	$144
Ontario	131	45	33	11	252	244

Total	374	295	$74	$47	$198	$159

Brookfield Properties Corporation	25

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $77 million during the second quarter of 2006 from $57 million during the same period in 2005. During the six months ended June 30, 2006, residential development operating costs increased to $141 million from $99 million during the same period in 2005. These increases are a result of our expanded operations leading to an increase in sales along with inflationary pressures.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. During the three and six months ended June 30, 2006, interest and other income totaled $8 million and $21 million, respectively, compared with $10 million and $21 million during the same periods in 2005.
INTEREST EXPENSE
Interest expense, including preferred share dividends classified to interest expense, during the three and six months ended June 30, 2006 increased to $93 million and $181 million, respectively, compared with $81 million and $160 million during the same periods in 2005. These increases relates to additional interest carry on our corporate borrowings, the O&Y portfolio and Washington, D.C. acquisitions and the cessation of interest capitalization on Three World Financial Center in the first quarter of 2005.
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased during the three and six months ended June 30, 2006 to $14 million and $29 million, respectively, from $11 million and $22 million during the same periods in 2005. These increases are due primarily to the acquisition of the O&Y portfolio in the fourth quarter of 2005, and inflationary and competitive pressures on salaries. Included in general and administrative expenses is $3 million and $6 million of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. for the three and six months ended June 30, 2006, respectively (2005 — $2 million and $4 million, respectively).
NON-CONTROLLING INTERESTS EXPENSE
Non-controlling interests expense consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
At June 30, 2006, dividends paid on shares issued by our subsidiaries was $3 million and $6 million during the three and six months ended June 30, 2006, respectively, compared with $3 million and $5 million during the same periods in 2005. Non-controlling interests expense in subsidiary earnings was $3 million and $4 million during the three and six months ended June 30, 2006, respectively, compared with $2 million and $3 million in 2005.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended June 30		Six months ended June 30
(Millions)	Type	2006	2005	2006	2005

BPO Properties	Redeemable preferred shares(1)	$3	$2	$6	$4
BPO Properties	Common shares	—	1	—	1

Dividends – shares of subsidiaries		$3	$3	$6	$5

BPO Properties	Participating interests	$3	$2	$4	$3
Brookfield Financial Properties	Participating interests	—	—	—	—
Non-controlling interests expense in subsidiary earnings		$3	$2	$4	$3

Total		$6	$5	$10	$8

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the three and six months ended June 30, 2006 was $51 million and $96 million, respectively, compared to $40 million and $75 million during the same periods in 2005. The majority of these increases are due to the addition of the O&Y portfolio in the fourth quarter of 2005, as well as the recent acquisitions in the Washington, D.C. area.

26	Q2/2006 Interim Report

DISCONTINUED OPERATIONS
During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver (“WTD”) and recognized a gain of $18 million, net of tax. During the second quarter of 2006, we sold our 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $11 million, net of tax. Income attributable to discontinued operations was $1 million and $1 million for the three and six months ended June 30, 2006, respectively, compared to $1 million and $2 million for the same periods in 2005. The comparative figures include the results of WTD and the Colorado State Bank Building, which was sold in the fourth quarter of 2005.
The following table summarizes the income from discontinued operations:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Revenue from properties sold	$2	$5	$4	$10
Operating expenses	(1)	(2)	(2)	(4)

	1	3	2	6

Interest expense	—	(1)	(1)	(2)

Funds from operations – discontinued operations	1	2	1	4
Depreciation and amortization	—	(1)	—	(2)

Income from discontinued operations	1	1	1	2

Gain on sale of discontinued operations	14	—	44	—
Taxes related to discontinued operations	(3)	—	(15)	—

Discontinued operations	$12	$1	$30	$2

TRIZEC MERGER AGREEMENT
On June 5, 2006, the company signed a definitive agreement to acquire all of the shares of Trizec Properties, Inc. (“Trizec”), a publicly-traded U.S. office REIT, and Trizec Canada Inc., a Canadian company that holds, among other assets, an approximate 38% stake in Trizec, which have a combined equity value of approximately $4.8 billion.
The Trizec portfolio consists of 61 high-quality office properties totaling 40 million square feet in nine U.S. markets including the gateway cities of New York City, Washington, D.C., and Los Angeles. Under the terms of Brookfield Properties’ joint venture with The Blackstone Group, an entity to be jointly owned by Brookfield Properties and Blackstone will acquire all of the outstanding shares of common stock of Trizec Properties that are not currently owned by Trizec Canada at $29.01 per share in cash. In addition, Brookfield Properties will acquire all of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada at US$30.97 per share in cash. The additional $1.96 cash consideration per Trizec Canada share reflects the value of Trizec Canada’s net assets beyond its approximately 38% interest in Trizec Properties. Brookfield Properties’ share of the transaction’s equity following syndication to institutional partners is expected to be approximately $400 million, after acquisition financing.
Prior to the closing of the acquisition, Blackstone or other parties are expected to acquire most of the properties located in Atlanta, Dallas, West Los Angeles, Chicago, Charlotte and Minneapolis. The remaining portfolio, approximately 26 million square feet, will be managed by Brookfield Properties and Blackstone, pursuant to separate management agreements. Brookfield Properties will primarily manage and operate 20 million square feet of properties located in New York, Washington, D.C., downtown Los Angeles and Houston, markets in which Brookfield Properties has current operations, or are consistent with its financial services, government and energy market strategy. Blackstone will primarily manage and operate the balance of the properties, anticipated to be 6 million square feet, in West Los Angeles, San Diego and New York City.
The boards of directors of Trizec Properties and Trizec Canada have separately approved the Merger Agreement and have recommended the approval of the transaction by their respective stockholders. The transaction is expected to close in the fourth quarter of 2006.

Brookfield Properties Corporation	27

QUARTERLY RESULTS
The results by quarter are as follows:

	2006		2005				2004
(Millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$423	$396	$474	$378	$362	$335	$390	$345	$381	$326

Net operating income
Commercial property operations	179	172	192	160	162	166	167	165	163	176
Lease termination income	—	—	—	—	—	—	—	—	60	—

Total commercial property operations	179	172	192	160	162	166	167	165	223	176
Residential development operations	31	25	45	24	24	13	13	11	10	8
Interest and other	8	13	6	10	10	11	11	11	11	14

	218	210	243	194	196	190	191	187	244	198

Expenses
Interest	93	88	86	84	81	79	79	76	76	73
General and administrative	14	15	15	11	11	11	10	10	11	10
Non-controlling interests expense	6	4	4	4	5	3	4	5	6	5

	105	103	138	95	99	97	98	96	151	110
Depreciation and amortization	51	45	47	41	40	35	38	35	34	33
Unrealized foreign exchange on preferred share restatement	—	—	—	—	—	—	41	28	(2)	(4)
Future income taxes	36	27	42	22	19	20	17	22	47	30

Net income from continuing operations	$18	$31	$49	$32	$40	$42	$2	$11	$72	$51
Discontinued operations	12	18	(2)	1	1	1	—	—	1	1

Net income	$30	$49	$47	$33	$41	$43	$2	$11	$73	$52

Net income per share — basic
Prior to the following:	$0.08	$0.13	$0.21	$0.14	$0.17	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	0.05	0.08	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	—	—	0.15	—

	$0.13	$0.21	$0.20	$0.14	$0.18	$0.18	$—	$0.05	$0.31	$0.22

Net income per share — diluted
Prior to the following:	$0.08	$0.13	$0.21	$0.14	$0.16	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	0.05	0.08	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	—	—	0.15	—

	$0.13	$0.21	$0.20	$0.14	$0.17	$0.18	$—	$0.05	$0.31	$0.22

Funds from operations per share – diluted
Prior to the following:	$0.45	$0.44	$0.59	$0.40	$0.42	$0.41	$0.42	$0.40	$0.39	$0.46
Property disposition gains	0.06	0.13	—	—	—	—	—	—	—	—
Discontinued operations	—	—	—	0.01	0.01	0.01	—	0.01	0.01	0.01
Lease termination income	—	—	—	—	—	—	—	—	0.25	—

	$0.51	$0.57	$0.59	$0.41	$0.43	$0.42	$0.42	$0.41	$0.65	$0.47

Notes:

(1)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities

(2)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005

28	Q2/2006 Interim Report

PART III – RISKS AND UNCERTAINTIES
In evaluating Brookfield Properties and its business, the following is a brief review of the potential impact different risks and uncertainties may have on our operations.
INTEREST RATE AND FINANCING RISK
We generally attempt to match the maturities of our mortgage portfolio with the leasing profile of each asset. As such, we mortgage finance assets on a long-term, fixed-rate, non-recourse basis where appropriate. We believe this strategy will most effectively manage interest rate and refinancing risk.
As outlined under “Capital Resources and Liquidity,” on page 19 of this MD&A, we have an ongoing requirement to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $350 million, the terms of which extend to 2009. At June 30, 2006, $322 million was drawn. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating factor, we have a one-year term extension option. Approximately 13% of the company’s outstanding debt at June 30, 2006 is floating rate debt (December 31, 2005 – 19%).
We have identified a target level of indebtedness for the company of 55% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally up to 75% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
As we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 10% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 8 of this MD&A.

Brookfield Properties Corporation	29

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Location	Expiry(1)	Sq.Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	10.9%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	2,056	5.1%	A+
Government of Canada	Toronto/Ottawa/Edmonton	2010	2,003	5.0%	AAA
Bank of Montreal/Nesbitt Burns	Toronto/Calgary	2020	1,092	2.7%	AA-
JPMorgan Chase	New York/Denver	2018	1,029	2.6%	A+
RBC Financial Group	Five major markets	2018	987	2.5%	AA-
Petro-Canada	Calgary	2013	914	2.3%	BBB
Target Corporation	Minneapolis	2014	865	2.2%	A+
Imperial Oil	Calgary	2011	633	1.6%	AAA
Talisman Energy	Calgary	2015	527	1.3%	BBB+
CP Rail	Calgary	2014	455	1.1%	BBB
Conoco Phillips	Calgary	2010	445	1.1%	A-
American Express	New York	2022	409	1.0%	A+
Fidelity Investments	New York/Boston	2009	381	1.0%	BBB
Enbridge Inc.	Calgary/Edmonton	2016	378	0.9%	A-
Pepco Holdings Inc.	Washington, D.C.	2028	364	0.9%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.8%	AAA
Canadian Natural Resources	Calgary	2011	277	0.7%	BBB+
Goldman Sachs	New York	2015	274	0.7%	A+
EnCana Corporation	Calgary	2013	259	0.6%	A-
Lehman Brothers	New York	2010	253	0.6%	AA-
Anadarko Canada Corporation	Calgary	2011	235	0.6%	BBB+
Bank of Nova Scotia	New York	2014	230	0.6%	AA-
Bank of America	Boston	2008	213	0.5%	AA
Marsh Mercer	Toronto	2015	207	0.5%	BBB
Amdocs Canada Inc.	Toronto	2011	201	0.5%	BBB-
Government and related services	Various	Various	998	2.5%	BBB- or higher
Other investment grade	Various	Various	3,152	7.9%	BBB- or higher

			23,523	58.7%

Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	519	1.3%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.1%	—
Goodwin Procter LLP	Boston	2016	411	1.0%	—
Wellington Management Co.	Boston	2011	358	0.9%	—
Osler Hoskin & Harcourt LLP	Toronto	2015	285	0.7%	—
National Association of Securities Dealers	New York	2020	277	0.7%	—
CI Investments Inc.	Toronto	2011	212	0.5%	—

Total			26,031	64.9%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poors, Moody’s or Dominion Bond Rating Service
LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 5% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

30	Q2/2006 Interim Report

The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2006:

	Currently	Remainder							2013 &
(000’s Sq. Ft.)	Available	2006	2007	2008	2009	2010	2011	2012	Beyond	Parking	Total

New York	622	165	74	149	120	517	216	587	9,715	281	12,446
Boston	147	25	61	399	40	172	394	26	623	276	2,163
Washington, D.C.	34	—	—	20	44	9	18	47	1,522	571	2,265
Toronto	685	147	510	594	892	1,019	662	783	5,167	1,824	12,283
Calgary	24	43	67	302	204	956	1,603	516	3,091	1,044	7,850
Ottawa	10	83	65	1,004	135	2	29	4	575	1,030	2,937
Denver	154	34	60	396	19	113	82	58	376	503	1,795
Minneapolis	309	17	33	80	215	50	32	122	1,629	521	3,008
Other	80	37	133	42	112	165	107	91	632	445	1,844

	2,065	551	1,003	2,986	1,781	3,003	3,143	2,234	23,330	6,495	46,591
	5.1%	1.4%	2.5%	7.5%	4.4%	7.5%	7.8%	5.6%	58.2%	—	100.0%

Brookfield Properties’ portfolio has a weighted average lease life of nine years. The average lease terms in our markets of New York, Boston, Washington, Toronto, Calgary, Ottawa, Denver and Minneapolis are 11 years, 6 years, 13 years, 7 years, 7 years, 4 years, 5 years and 8 years, respectively.
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require significant debt service payments. If we are unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2006 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as

Brookfield Properties Corporation	31

most of our leases are long-term in nature with an average term of nine years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under the Terrorism Risk Insurance Act of 2002 (“TRIA”), limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $300,000 plus 10% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
In our land development operations, markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
While approximately 38% of our assets and 51% of our revenues originate in Canada, we have substantially matched our Canadian assets with Canadian liabilities. Furthermore, our U.S. and Canadian operations are self sustaining and we hedge our net investment in our Canadian operations. As such, our results of operations have generally not been materially impacted by the movement in the Canadian to U.S. dollar exchange rate.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At June 30, 2006, our use of derivative financial instruments was limited to foreign exchange contracts. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate forward exchange rate for each contract at June 30th and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
At June 30, 2006, we had foreign exchange contracts to sell a notional amount of C$760 million, maturing in August 2006, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net assets. The fair value of these contracts at June 30, 2006 was a gain of $4 million which is reflected in the cumulative translation adjustment account and in receivables and other in the consolidated balance sheet. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in December 2006, which have not been designated as hedges for financial reporting purposes. There was no gain or loss on the aggregate fair value of these contracts at June 30, 2006.

32	Q2/2006 Interim Report

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

Brookfield Properties Corporation	33

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2006, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on the company’s financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The adoption of this EIC did not have a material impact on the company’s financial results.
(iii) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”). EIC 159, which was effective for the company’s second quarter of 2005, clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability, from the date the liability was incurred, for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Certain of the company’s real estate assets contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, the company’s practice is to remediate the asbestos upon the renovation or redevelopment of our properties. As a result of adopting EIC 159, the company recognized a liability of $0.6 million related to asbestos remediation for certain properties where the quantum of such costs and the timing for settlement is reasonably determinable. The impact on prior periods decreased opening equity by $0.2 million.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At June 30, 2006, we had approximately $636 million (December 31, 2004 — $397 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate. Refer to page 14 of this MD&A for the composition of this debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $8 million and $12 million for the three and six months ended June 30, 2006, respectively, compared to $3 million and $5 million for the same periods in 2005, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates of $1 million and $3 million for the three and six month

34	Q2/2006 Interim Report

periods ended June 30, 2006, respectively (2005 — $1 million and $2 million, respectively). These amounts have been recorded at the exchange amount.
DISTRIBUTIONS
Distributions paid by the company during the first two quarters of 2006 and the four quarters of 2005 are as follows:

		2006			2005
	Currency	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Common shares(1)	US$	$0.1900	$0.1800	$0.1800	$0.1800	$0.1800	$0.1100
Class A preferred shares	C$	0.0469	0.0469	0.0469	0.0469	0.0469	0.0469
Class AA Series E preferred shares	C$	0.2449	0.2223	0.2014	0.1859	0.1859	0.1859
Class AAA Series E preferred shares	C$	0.2523	0.2265	0.2193	0.1814	0.1854	0.1834
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	0.3750	0.3750	0.3750
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	0.3281	0.3281	0.3281
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	0.3594	0.3594	0.3594
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	0.3125	0.3125	0.3125
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250

(1)	Per share amounts include the effect of the three-for-two common stock-split on March 31, 2005
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield Properties’ website at www.brookfieldproperties.com and should be read in conjunction with this Interim Report.
Craig J. Laurie
Senior Vice President and Chief Financial Officer
July 31, 2006

Brookfield Properties Corporation	35

Consolidated Balance Sheet

		Jun. 30, 2006	Dec. 31, 2005
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	3	$7,862	$7,430
Development properties	4	811	615
Receivables and other	5	1,002	955
Restricted cash and deposits	6	290	316
Cash and cash equivalents	19	114	64
Marketable securities		—	58
Assets held for sale	7	—	75

		$10,079	$9,513

Liabilities
Commercial property debt	8	$5,584	$5,216
Accounts payable and other liabilities	9	773	626
Future income tax liabilities	10	246	188
Liabilities related to assets held for sale	7	—	51
Capital securities	11	1,137	1,101
Non-controlling interests	12	69	59
Preferred equity — subsidiaries	13	341	329
Shareholders’ equity
Preferred equity — corporate	14	45	45
Common equity	15	1,884	1,898

		$10,079	$9,513

See accompanying notes to the consolidated financial statements

36	Q2/2006 Interim Report

Consolidated Statement of Income

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	Note	2006	2005	2006	2005

Total revenue	17	$423	$362	$819	$697

Net operating income
Commercial property operations	17	$179	162	$351	$328
Residential development operations	17	31	24	56	37
Interest and other		8	10	21	21

		218	196	428	386
Expenses
Interest		93	81	181	160
General and administrative		14	11	29	22
Non-controlling interests expense		6	5	10	8

		105	99	208	196
Depreciation and amortization		51	40	96	75
Future income taxes	10	36	19	63	39

Net income from continuing operations		18	40	49	82
Discontinued operations	7	12	1	30	2

Net income		$30	$41	$79	$84

Net income per common share –basic	15
Continuing operations		$0.08	$0.17	$0.21	$0.35
Discontinued operations		0.05	0.01	0.13	0.01

		$0.13	$0.18	$0.34	$0.36

Net income per common share –diluted	15
Continuing operations		$0.08	$0.16	$0.21	$0.34
Discontinued operations		0.05	0.01	0.13	0.01

		$0.13	$0.17	$0.34	$0.35

See accompanying notes to the consolidated financial statements
Consolidated Statement of Retained Earnings

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions)	Note	2006	2005	2006	2005

Retained earnings — beginning of period		$753	$783	$747	$787
Net income		30	41	79	84
Shareholder distributions
Preferred shares dividends — corporate		—	—	(1)	(1)
Common share dividends		(43)	(42)	(85)	(67)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(9)	—	(30)

Retained earnings – end of period	15	$740	$773	$740	$773

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	37

Consolidated Statement of Cashflow

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions)	Note	2006	2005	2006	2005

Operating activities
Net income		$30	$41	$79	$84
Depreciation and amortization		51	41	96	77
Future income taxes		39	19	78	39
Property disposition gains		(14)	—	(44)	—
Other		(74)	(95)	(160)	(171)

		32	6	49	29

Financing activities
Commercial property debt arranged		230	416	350	514
Commercial property debt repayments		(68)	(338)	(97)	(362)
Land development debt, net		28	2	49	3
Common shares issued		—	3	2	4
Common shares repurchased		—	(14)	—	(45)
Cashflow retained from non-controlling interests		—	1	1	3
Preferred share dividends		—	—	(1)	(1)
Common share dividends		(43)	(42)	(85)	(67)

		147	28	219	49

Investing activities
Marketable securities		—	61	58	35
Loans receivable		1	—	6	—
Acquisitions of real estate, net	19	(243)	—	(333)	—
Dispositions of real estate, net	19	21	—	86	—
Development and redevelopment investments		(7)	(7)	(14)	(26)
Restricted cash and deposits		56	1	26	2
Commercial property tenant installation costs		(16)	(47)	(38)	(81)
Capital expenditures		(6)	(5)	(9)	(7)

		(194)	3	(218)	(77)

Increase (decrease) in cash resources		(15)	37	50	1
Opening cash and cash equivalents		129	76	64	112

Closing cash and cash equivalents		$114	$113	$114	$113

See accompanying notes to the consolidated financial statements

38	Q2/2006 Interim Report

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2006, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on the company’s financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The adoption of this EIC did not have a material impact on the company’s financial results.
(iii) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”). EIC 159, which was effective for the company’s second quarter of 2005, clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability, from the date the liability was incurred, for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Certain of the company’s real estate assets contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, the company’s practice is to remediate the asbestos upon the renovation or redevelopment of our properties. As a result of adopting EIC 159, the company recognized a liability of $0.6 million related to asbestos remediation for certain properties where the quantum of such costs and the timing for settlement is reasonably determinable. The impact on prior periods decreased opening equity by $0.2 million.

Brookfield Properties Corporation	39

NOTE 3: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Commercial properties	$8,699	$8,137
Less: Accumulated depreciation	(837)	(707)

Total	$7,862	$7,430

NOTE 4: DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Commercial developments	$260	$224
Residential developments	551	391

Total	$811	$615

NOTE 5: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Receivables	$330	$371
Real estate mortgages	86	86
Residential receivables and other assets	242	219
Intangible assets(1)	169	125
Prepaid expenses and other assets	175	154

Total	$1,002	$955

(1)	Net of accumulated amortization of $23 million and $11 million at June 30, 2006 and December 31, 2005, respectively
Included in intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization.
NOTE 6: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $255 million (December 31, 2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007.
NOTE 7: ASSETS HELD FOR SALE
(a) During the second quarter of 2006, certain of the company’s Calgary and Winnipeg properties acquired as part of the O&Y portfolio in the fourth quarter of 2005 were sold, resulting in a gain of $11 million, net of tax. The results of operations for the three and six months ended June 30, 2006 have been reclassified to reflect these properties as discontinued operations.
(b) During the fourth quarter of 2005, the World Trade Center Denver (“WTD”) met the criteria for classification as held for sale. At December 31, 2005, the company classified $75 million of assets and $51 million of liabilities to assets held for sale and liabilities related to assets held for sale, respectively, in connection with this property.
During the first quarter of 2006, the company recognized a net gain of $18 million resulting from the sale of WTD.
The results of operations for the three and six month periods ended June 30, 2005 have been reclassified to reflect the Colorado State Bank Building (sold in the fourth quarter of 2005) and WTD as discontinued operations.

40	Q2/2006 Interim Report

(c) The following table summarizes the income from discontinued operations:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Revenue	$2	$5	$4	$10
Operating expenses	(1)	(2)	(2)	(4)

	1	3	2	6
Interest expense	—	(1)	(1)	(2)

	1	2	1	4
Depreciation and amortization	—	(1)	—	(2)

Income from discontinued operations prior to gain and taxes	1	1	1	2
Gain on sale of discontinued operations	14	—	44	—
Taxes related to discontinued operations	(3)	—	(15)	—

Income from discontinued operations	$12	$1	$30	$2

NOTE 8: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 96% of the company’s commercial property debt is due after 2006.

	Weighted Average	Principal Repayments						Jun. 30	Dec.31
	Interest Rate at	Remainder					2011 &	2006	2005
(Millions)	Jun. 30, 2006	2006	2007	2008	2009	2010	Beyond	Total	Total

Commercial property debt	6.6%	$192	$641	$640	$888	$190	$3,033	$5,584	$5,216

The weighted average interest rate at June 30, 2006 was 6.6% (December 31, 2005 — 6.5%). Approximately 77% of the company’s outstanding debt at June 30, 2006 is fixed rate debt (December 31, 2005 – 81%).
Commercial property debt includes $1,278 million (December 2005 — $1,221 million) repayable in Canadian dollars of C$1,432 million (December 2005 — C$1,416 million).
The company’s bank credit facility is in the form of a three-year revolving facility totaling $350 million. The facility has a floating interest rate of LIBOR + 110 basis points and was drawn in the amount of $322 million as at June 30, 2006 (December 31, 2005 — $274 million).
NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Accounts payable and accrued liabilities	$315	$227
Residential payables and accrued liabilities	104	115
Land development debt	212	158
Intangible liabilities(1)	142	126

Total	$773	$626

(1)	Net of accumulated amortization of $10 million and $3 million at June 30, 2006 and December 31, 2005, respectively
Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
Land development debt of $212 million (December 31, 2005 — $158 million) is secured by the underlying properties. The weighted average interest rate on these advances as at June 30, 2006 was 6.1% (December 31, 2005 — 5.0%). Advances totaling $165 million are due by the end of 2006, with the remaining balances due prior to 2010 as follows:

	Weighted
	Average	Principal Repayments					Jun. 30	Dec.31
	Interest Rate at	Remainder					2006	2005
(Millions)	Jun. 30, 2006	2006	2007	2008	2009	2010	Total	Total

Land development debt	6.1%	$165	$19	$18	$7	$3	$212	$158

Brookfield Properties Corporation	41

NOTE 10: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Future income tax liabilities related to difference in tax and book basis, net	$586	$541
Future income tax assets related to non-capital losses and capital losses	(340)	(353)

Total	$246	$188

The company and its Canadian subsidiaries have future income tax assets of $161 million (December 31, 2005 — $162 million) that relate to non-capital losses which expire over the next ten years and $45 million (December 31, 2005 — $47 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $134 million (December 31, 2005- $144 million) that relate to net operating losses which expire over the next 14 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $385 million (December 31, 2005 — $377 million) which also expire over the next 10 years.
The components of income tax expense are as follows:
Continuing operations

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2005 — 35%)	$18	$21	$39	$43
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	3	3	8	8
Higher income tax rates in other jurisdictions	1	1	2	2
Minority shareholders’ interests in income tax expense	(3)	—	(3)	(1)
Tax assets previously not recognized	—	(7)	—	(15)
Change in future Canadian tax rates	16	—	16	—
Other	1	1	1	2

Total	$36	$19	$63	$39

Discontinued operations

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2005 — 35%)	$5	$—	$15	$—
Increase (decrease) in income tax expense due to the following:
Higher income tax rates in other jurisdictions	—	—	2	—
Non taxable portion capital gain	(2)	—	(2)	—

Total	$3	$—	$15	$—

NOTE 11: CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Jun. 30, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$179	$172
Class AAA Series F	8,000,000	8,000,000	6.00%	179	172
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	179	173
Class AAA Series I	8,000,000	8,000,000	5.20%	179	172
Class AAA Series J	8,000,000	8,000,000	5.00%	179	172
Class AAA Series K	6,000,000	6,000,000	5.20%	132	130

Total				$1,137	$1,101

42	Q2/2006 Interim Report

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)		Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—		—	—
Series F	September 30, 2009	C	$25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US	$26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C	$26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C	$25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C	$26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C	$26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 12: NON-CONTROLLING INTERESTS
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Jun. 30, 2006	Dec. 31, 2005

Common shares of BPO Properties(1)	11.0%	$57	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$69	$59

(1)	Canadian dollar denominated

Brookfield Properties Corporation	43

NOTE 13: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $341 million (December 2005 — $329 million) as follows:

		Preferred
	Shares	Shares	Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Jun. 30, 2006	Dec. 31, 2005

BPO Properties	1,805,489	Series G	70% of bank prime	$40	$39
	3,816,527	Series J	70% of bank prime	85	82
	300	Series K	30-day BA + 0.4%	134	129
	2,847,711	Series M	70% of bank prime	64	62
	800,000	Series N	30-day BA + 0.4%	18	17

Total				$341	$329

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 14: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

44	Q2/2006 Interim Report

NOTE 15: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	Jun. 30, 2006	Dec. 31, 2005

Common shares	$1,068	$1,066
Retained earnings	740	747
Cumulative translation adjustment	76	85

Total	$1,884	$1,898

Net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Net income from continuing operations	$18	$40	$49	$82
Preferred share dividends	—	—	(1)	(1)

Net income from continuing operations available to common shareholders	$18	$40	$48	$81

Net income	$30	$41	$79	$84
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$30	$41	$78	$83

Weighted average shares outstanding – basic	231.4	232.2	231.3	232.6
Unexercised dilutive options	1.9	2.8	1.9	2.4

Weighted average shares outstanding – diluted	233.3	235.0	233.2	235.0

NOTE 16: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2006, the company granted 583,295 stock options (2005 – 763,000) under the Share Option Plan with a weighted average exercise price of $30.26 per share (2005 – $24.40 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility (2005 – 12%), a weighted average dividend yield of 2.0% (2005 – 1.7%) and an interest rate of 4.2% (2005 – 4.1%). The resulting fair value of $2 million is charged to expense over the vesting period of the options granted.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three and six months ended June 30, 2006 was $1 million and $5 million, respectively (2005 – $1 million and $2 million, respectively).

Brookfield Properties Corporation	45

NOTE 17: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Revenue from commercial property operations(1)	$307	$271	$601	$540
Revenue from residential development operations	108	81	197	136

Revenue from commercial property and residential development operations	415	352	798	676
Interest and other	8	10	21	21

Total	$423	$362	$819	$697

(1)	Includes revenue from discontinued operations of $2 million and $4 million for the three and six months ended June 30, 2006, respectively, and $5 million and $10 million for the same periods ended June 30, 2005
(b) Commercial property operations
The results of the company’s commercial property operations from continuing operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Revenue from current properties (including fee income)	$305	$266	$597	$530
Property operating costs	(126)	(104)	(246)	(202)

Net operating income	$179	$162	$351	$328

In the three and six months ended June 30, 2006, rental revenues from Merrill Lynch accounted for 24% and 25% of U.S. revenues from commercial operations, respectively (2005 – 26% and 26%, respectively). In the three and six months ended June 30, 2006, rental revenues from Merrill Lynch accounted for 1% and 1% of Canadian revenues from commercial operations, respectively (2005 – 1% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch for the three and six months ended June 30, 2006 accounted for 12% and 13%, respectively (2005 – 15% and 15%, respectively) of total revenue from commercial property operations.
(c) Residential development operations
The results of the company’s residential development operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Revenue	$108	$81	$197	$136
Expenses	(77)	(57)	(141)	(99)

Total	$31	$24	$56	$37

NOTE 18: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was enacted in November 2002, which established the Terrorism Risk Insurance Program to mandate that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign

46	Q2/2006 Interim Report

terrorist acts. Under TRIA, the federal government shares in the risk of loss associated with certain future terrorist acts. TRIA was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted, which extended the duration of TRIA until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses.
The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under TRIA, limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $300,000 plus 10% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
(d) On June 5, 2006, the company signed a definitive agreement (the “Merger Agreement”) to acquire all of the shares of Trizec Properties, Inc. (“Trizec”), a publicly-traded U.S. office REIT, and Trizec Canada Inc., a Canadian company that holds, among other assets, an approximate 38% stake in Trizec, which have a combined equity value of approximately $4.8 billion. The boards of directors of Trizec Properties and Trizec Canada have separately approved the Merger Agreement and have recommended the approval of the transaction by their respective stockholders. The transaction is expected to close in the fourth quarter of 2006.
In connection with the Merger Agreement, Brookfield Properties has agreed unconditionally to guarantee the prompt and complete payment and performance when required of all other obligations of the Brookfield Properties affiliates that arise under the Merger Agreement, in an amount not to exceed, $1.1 billion. The guarantee is not subject to an escrow of any funds supporting it and will terminate on the earlier of (a) the closing of the merger and payment of all obligations due by such affiliates under the Merger Agreement at such time, or (b) termination of the Merger Agreement by mutual written consent.
Trizec cannot seek specific performance to require the Brookfield Properties affiliates to complete the Mergers, and Trizec’s sole and exclusive remedy for the failure of the Brookfield Properties affiliates to complete the mergers is to seek damages up to the amount of the $1.1 billion guarantee.
If all other closing conditions have been satisfied or waived but the Brookfield Properties affiliates fail to obtain adequate financing to complete the mergers, such failure will constitute a breach of its covenants under the Merger Agreement. In that event, so long as the Trizec Parties and Trizec Canada are not in material breach of each of their respective obligations under the Merger Agreement, Trizec and Trizec Canada would be entitled to terminate the Merger Agreement and receive from the Brookfield Properties affiliates an amount equal to all reasonable expenses incurred by Trizec and Trizec Canada in connection with the proposed transactions, up to $15.5 million for Trizec and $9.5 million for Trizec Canada. In addition, Trizec may take legal action against the Brookfield Properties affiliates to seek damages of up to a maximum of $1.1 billion less the amount of any actual expense reimbursements that Trizec and Trizec Canada have received under a guarantee provided by the Brookfield Properties affiliates of such amount.
NOTE 19: OTHER INFORMATION
(a) At June 30, 2006, the company had foreign exchange contracts to sell a notional amount of C$760 million at a weighted average exchange rate of C$1.00 = US$0.90, maturing in August 2006, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at June 30, 2006 was a gain of $4 million which is reflected in the cumulative translation adjustment account and in receivables and other in the consolidated balance sheet. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$1.11, maturing in December 2006, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at June 30, 2006 was nil.
(b) As at June 30, 2006, the company had approximately $636 million (December 31, 2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, $179 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $8 million and $12 million for the three and six month periods ended at June 30, 2006 compared to $3 million and $5 million for the same periods in 2005, and were recorded at the exchange amount.
(c) Included in cash and cash equivalents is $31 million of short-term deposits at June 30, 2006 (December 31, 2005 – nil).

Brookfield Properties Corporation	47

(d) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates of $1 million and $3 million for the three and six months ended June 30, 2006, respectively (2005 — $1 million and $2 million). These amounts have been recorded at the exchange amount.
(e) Supplemental cashflow information

	Three months ended June 30		Six months ended June 30
(Millions)	2006	2005	2006	2005

Acquisitions of real estate	$338	—	$428	—
Mortgages assumed from vendors	(95)	—	(95)	—

Net acquisitions	$243	—	$333	—

Dispositions of real estate	$53	—	$169	—
Mortgages assumed by purchasers	(32)	—	(83)	—

Net dispositions	$21	—	$86	—

Cash taxes paid	$1	$2	$4	$5

Cash interest paid (excluding dividends paid on capital securities)	$100	$74	$159	$146

(f) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(g) In the three and six months ended June 30, 2006, the company recorded amortization of deferred financing costs of $1 million and $3 million, respectively (2005 — $3 million and $5 million) in depreciation and amortization expense.
(h) In the three and six months ended June 30, 2006, the company recorded income from equity accounted investments of $2 million and $2 million, respectively (2005 — $5 million and $7 million recorded as fee income).
NOTE 20: SUBSEQUENT EVENTS
In July, 2006, the company acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for $15 million in a joint venture agreement with ING Clarion. Construction on a 322,000 square foot building is scheduled to commence in the fall of 2006.

48	Q2/2006 Interim Report

NOTE 21: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business for the three months ended June 30:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	$198	$193	$107	$73	$108	$81	$413	$347
Expenses	80	72	46	32	77	57	203	161

	118	121	61	41	31	24	210	186
Other revenues	5	1	1	8	2	1	8	10

Net operating income from continuing operations	123	122	62	49	33	25	218	196
Interest expense	64	59	29	22	—	—	93	81
General and administrative	6	6	8	5	—	—	14	11
Non-controlling interests expense	—	—	6	5	—	—	6	5

Income before undernoted	53	57	19	17	33	25	105	99
Depreciation and amortization	31	28	20	12	—	—	51	40

Income before unallocated costs	22	29	(1)	5	33	25	54	59
Future income taxes							36	19

Net income from continuing operations							18	40
Discontinued operations	—	1	12	—	—	—	12	1

Net income							$30	$41

Acquisitions of real estate, net	$(135)	$—	$(108)	$—	$—	$—	$(243)	$—
Dispositions of real estate, net	—	—	21	—	—	—	21	—
Commercial property tenant improvements	(13)	(45)	(3)	(2)	—	—	(16)	(47)
Development and redevelopment	(4)	(7)	(3)	—	—	—	(7)	(7)
Capital expenditures	(4)	(3)	(2)	(2)	—	—	(6)	(5)

Total revenues earned in the United States and Canada for the second quarter of 2006 were $203 million and $218 million, respectively (2005 — $194 million and $163 million, respectively).

Brookfield Properties Corporation	49

The following summary presents segmented financial information for the company’s principal areas of business for the six months ended June 30:

		Commercial			Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	$386	$382	$211	$148	$197	$136	$794	$666
Expenses	155	141	91	61	141	99	387	301

	231	241	120	87	56	37	407	365
Other revenues	10	3	7	15	4	3	21	21

Net operating income from continuing operations	241	244	127	102	60	40	428	386
Interest expense	125	115	56	45	—	—	181	160
General and administrative	15	12	14	10	—	—	29	22
Non-controlling interests expense	—	—	10	8	—	—	10	8

Income before undernoted	101	117	47	39	60	40	208	196
Depreciation and amortization	56	52	40	23	—	—	96	75

Income before unallocated costs	45	65	7	16	60	40	112	121
Future income taxes							63	39

Net income from continuing operations							49	82
Discontinued operations	18	2	12	—	—	—	30	2

Net income							$79	$84

Acquisitions of real estate, net	$(210)	$—	$(123)	$—	$—	$—	$(333)	$—
Dispositions of real estate, net	65	—	21	—	—	—	86	—
Commercial property tenant improvements	(33)	(75)	(5)	(6)	—	—	(38)	(81)
Development and redevelopment	(6)	(24)	(8)	(2)	—	—	(14)	(26)
Capital expenditures	(7)	(5)	(2)	(2)	—	—	(9)	(7)

Total revenues earned in the United States and Canada for the first half of 2006 were $399 million and $416 million, respectively (2005 — $387 million and $300 million, respectively).

		Commercial			Residential
	United States		Canada		Development		Total
	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Assets
Properties	$5,193	$5,289	$2,669	$2,141	$—	$—	$7,862	$7,430
Development Properties	34	29	226	195	551	391	811	615
Receivables and other	520	407	287	375	195	173	1,002	955
Restricted cash and deposits	289	314	1	2	—	—	290	316
Marketable securities	—	—	—	58	—	—	—	58
Cash and cash equivalents	43	33	71	25	—	6	114	64
Assets held for sale	—	75	—	—	—	—	—	75

Total	$6,079	$6,147	$3,254	$2,796	$746	$570	$10,079	$9,513

The carrying amounts of properties located in the United States and Canada at June 30, 2006 were $5,368 million and $3,305 million, respectively (December 31, 2005 — $5,373 million and $2,672 million, respectively).

50	Q2/2006 Interim Report

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at June 30, 2006	Symbol	Stock Exchange
Common Shares	231,373,839	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June,	Last business day of March, June,
	September and December	September and December

Class A Preferred Shares	First day of March and	15th day of March and
Series A, B	September	September

Class AA Preferred Shares	15th day of March, June,	Last business day of March, June,
Series E	September and December	September and December

Class AAA Preferred Shares	15th day of March, June,	Last business day of March, June,
Series E, F, G, H, I, J and K	September and December	September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2002	2003	2004	2005	2006

March 31	$0.07	$0.07(4)	$0.10	$0.11	$0.18
June 30	0.07	0.07	0.10	0.18	0.19
September 30	0.07	0.10	0.11	0.18	0.19
December 31	0.07	0.10	0.11	0.18

(3)	Adjusted to reflect the three-for-two stock split effective March 31, 2005

(4)	Excludes the distribution of Brookfield Homes Corporation

Brookfield Properties Corporation	51

Corporate Information
CORPORATE PROFILE
Brookfield Properties operates in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Brookfield Properties’ portfolio consists of 58 commercial properties totaling 47 million square feet and ten development properties totaling over eight million square feet in the financial, energy and government center cities of New York, Boston, Washington, D.C., Denver, Toronto, Calgary and Ottawa. Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center	BCE Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.
www.brookfieldproperties.com